Exhibit 99.3

DHX Media Ltd.

Unaudited Interim Condensed Consolidated
Financial Statements

December 31, 2015

(expressed in thousands of Canadian dollars)

February 16, 2016

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim condensed consolidated financial statements of DHX Media Ltd. (the “Company”) are the responsibility of management and have been approved by the Audit Committee of the Board of Directors (the “Board”). The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the unaudited interim condensed consolidated financial statements. The Board carries out this responsibility through its Audit Committee. The Audit Committee reviews the Company’s unaudited interim condensed consolidated financial statements and recommends their approval by the Board.

The Audit Committee is appointed by the Board and all of its members are independent directors. It meets with the Company’s management and reviews internal control and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the unaudited interim condensed consolidated financial statements to the Board for approval.

The unaudited interim condensed consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. When alternative methods of accounting exist, management has chosen those it deems most appropriate in the circumstances. The unaudited interim condensed consolidated financial statements include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the unaudited interim condensed consolidated financial statements, management must make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

(signed) “Dana Landry”	(signed) “Keith Abriel”
Chief Executive Officer	Chief Financial Officer
Halifax, Nova Scotia	Halifax, Nova Scotia

DHX Media Ltd.

Unaudited Interim Consolidated Balance Sheets

As at December 31, 2015 and June 30, 2015

(expressed in thousands of Canadian dollars)

	December 31, 2015	June 30, 2015
	$	$
Assets
Current assets
Cash	60,561	42,907
Amounts receivable (note 5)	195,107	178,076
Prepaid expenses and other	13,977	22,078
Investment in film and television programs (note 6)	237,678	194,226
	507,323	437,287
Long-term amounts receivable (note 5)	10,645	11,091
Deferred financing fees	616	706
Property and equipment	18,133	17,817
Intangible assets (note 7)	151,951	127,396
Goodwill	214,001	213,941
	902,669	808,238
Liabilities
Current liabilities
Bank indebtedness (note 8)	9,173	—
Accounts payable and accrued liabilities	129,160	109,143
Deferred revenue	36,757	49,323
Interim production financing (note 8)	83,201	67,743
Current portion of long-term debt and obligations under finance leases (note 8)	18,159	12,916
	276,450	239,125
Long-term debt and obligations under finance leases (note 8)	309,932	269,902
Long-term deferred revenue	1,673	1,686
Other liabilities	16,810	12,542
Deferred income taxes (note 10)	20,580	23,029
	625,445	546,284
Shareholders’ Equity	277,224	261,954
	902,669	808,238
Commitments and contingencies (note 14)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Unaudited Interim Consolidated Statement of Changes in Equity

For the six months periods ended December 31, 2015 and 2014

(expressed in thousands of Canadian dollars)

	Common shares $	Contributed surplus $	Accumulated other comprehensive loss $	Retained earnings $	Total $
Balance - June 30, 2014	207,227	12,486	(1,203)	4,839	223,349
Net loss for the period	—	—	—	(2,194)	(2,194)
Other comprehensive loss for the period	—	—	(5,210)	—	(5,210)
Comprehensive loss for the period	—	—	(5,210)	(2,194)	(7,404)
Shares issued pursuant to the employee share purchase plan ("ESPP")	57	—	—	—	57
Share issue costs, net of tax	(136)	—	—	—	(136)
Shares issued for Nerd Corps acquisition	26,075	—	—	—	26,075
Dividends reinvested and paid	70	—	—	(3,122)	(3,052)
Share-based compensation	—	1,711	—	—	1,711
Stock options exercised	1,235	(395)	—	—	840
Balance - December 31, 2014	234,528	13,802	(6,413)	(477)	241,440
Balance - June 30, 2015	236,757	15,756	(8,355)	17,796	261,954
Net income for the period	—	—	—	19,195	19,195
Other comprehensive loss for the period	—	—	(6,025)	—	(6,025)
Comprehensive income for the period	—	—	(6,025)	19,195	13,170
Shares issued pursuant to the ESPP	129	—	—	—	129
Stock options exercised	3,855	(1,202)	—	—	2,653
Dividends reinvested and paid	154	—	—	(3,744)	(3,590)
Share-based compensation	—	2,908	—	—	2,908
Balance - December 31, 2015	240,895	17,462	(14,380)	33,247	277,224

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Unaudited Interim Consolidated Statements of Income

For the three and six month periods ended December 31, 2015 and 2014

(expressed in thousands of Canadian dollars, except for amounts per share)

	Three months ended		Six months ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
	$	$	$	$
Revenues (note 18)	81,480	64,256	145,390	107,287
Expenses (note 12)
Direct production costs and expense of film and television produced	41,633	29,995	73,084	49,446
Acquisition costs	—	1,077	—	4,995
Amortization of property and equipment and intangible assets	3,457	2,130	6,673	3,801
Development expenses and other	1,316	1,665	2,455	1,905
Tangible benefit obligation expense	—	—	—	14,215
Write-down of investment in film and television programs	500	15	500	15
Selling, general and administrative	18,345	14,743	35,621	26,696
Finance expense (note 11)	3,908	7,608	10,031	11,239
Finance income (note 11)	(2,622)	(551)	(6,808)	(2,468)
	66,537	56,682	121,556	109,844
Income (loss) before income taxes	14,943	7,574	23,834	(2,557)
Provision for (recovery of) income taxes
Current income taxes (note 10)	3,991	5,092	7,841	8,157
Deferred income taxes (note 10)	(719)	(3,057)	(3,202)	(8,520)
	3,272	2,035	4,639	(363)
Net income (loss) for the period	11,671	5,539	19,195	(2,194)
Basic earnings (loss) per common share (note 16)	0.09	0.05	0.15	(0.02)
Diluted earnings (loss) per common share (note 16)	0.09	0.04	0.15	(0.02)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)

For the three and six month periods ended December 31, 2015 and 2014

(expressed in thousands of Canadian dollars)

	Three months ended		Six months ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
	$	$	$	$
Net income (loss) for the period	11,671	5,539	19,195	(2,194)
Other comprehensive income (loss)
Items that will be subsequently reclassified to the statement of income
Cumulative translation adjustment	(2,195)	(2,317)	(6,025)	(5,210)
Comprehensive income (loss) for the period	9,476	3,222	13,170	(7,404)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Unaudited Interim Consolidated Statement of Cash Flows

For the six month periods ended December 31, 2015 and 2014

(expressed in thousands of Canadian dollars)

	2015	2014
	$	$
Cash provided by (used in)
Operating activities
Net income (loss) for the period	19,195	(2,194)
Charges (credits) to income not involving cash
Amortization of property and equipment	2,186	1,598
Amortization of intangible assets	4,487	2,203
Unrealized foreign exchange gain	(4,444)	(5,627)
Amortization of deferred financing fees	785	675
Write-down of investment in film and television programs	500	15
Accretion on tangible benefit obligation	460	361
Debt extinguishment charge	—	3,912
Share-based compensation	2,908	1,711
Tangible benefit obligation expense	—	14,215
Amortization of debt premium	14	—
Movement in the fair value of embedded derivatives	750	—
Deferred tax recovery	(3,202)	(8,520)
Net investment in film and television programs (note17)	(39,337)	(11,713)
Net change in non-cash balances related to operations (note17)	(15,669)	4,217
Cash provided by (used in) operating activities	(31,367)	853
Financing activities
Dividends paid	(3,590)	(3,052)
Proceeds from issuance of common shares related to ESPP and options exercised	2,782	897
Deferred financing fees	—	(289)
Proceeds from (repayment of) bank indebtedness	9,173	(3,230)
Proceeds from (repayment of) interim production financing	15,458	(876)
Proceeds from long-term debt, net of costs	47,198	366,000
Decrease in restricted cash	—	(34)
Repayment of long-term debt and obligations under finance leases	(6,804)	(156,291)
Cash provided by financing activities	64,217	203,125
Investing activities
Business acquisitions, net of cash acquired	—	(199,361)
Acquisition of property and equipment	(1,358)	(4,186)
Acquisition/cost of intangible assets	(14,668)	(26)
Cash used in investing activities	(16,026)	(203,573)
Effect of foreign exchange rate changes on cash	830	272
Net change in cash during the period	17,654	677
Cash - Beginning of period	42,907	26,679
Cash - End of period	60,561	27,356

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2015

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

1	Nature of business

DHX Media Ltd. (the “Company”) is a public company, and the ultimate parent, whose common shares are traded on the Toronto Stock Exchange (“TSX”), admitted on May 19, 2006, under the symbols DHX.A and DHX.B. On June 23, 2015, the Company commenced trading its Variable Voting Shares on the NASDAQ Global Trading Market (“NASDAQ”) under the symbol DHXM. The Company, incorporated on February 12, 2004 under the laws of the Province of Nova Scotia, Canada, and continued on April 25, 2006 under the Canada Business Corporation Act, develops, produces and distributes films and television programs for the domestic and international market, broadcasts films and television programs for the domestic markets, as well, the Company manages copyrights, licensing and brands for third parties. The address of the Company’s head office is 1478 Queen Street, Halifax, Nova Scotia, Canada, B3J 2H7.

2	Basis of preparation

The Company prepares its unaudited interim condensed consolidated financial statements (the “financial statements”) in accordance with Canadian generally accepted accounting principles (“GAAP”) as set out in the Chartered Professional Accountants of Canada Handbook - Accounting - Part 1 (“CPA Canada Handbook”), which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements are in compliance with the International Accounting Standards 34, Interim Financial Reporting ("IAS 34") Accordingly, certain information included in annual financial statements prepared in accordance with IFRS, issued by IASB, have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgement in applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, have been set out in note 3 of the Company's annual consolidated statements for the year ended June 30, 2015. The financial statements should be read in conjunction with the Company's financial statements for the year ended June 30, 2015.

These financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows.

These consolidated financial statements have been authorized for issuance by the Board of Directors on February 10, 2016.

3	Significant accounting policies, judgments and estimation uncertainty

These unaudited interim condensed consolidated financial statements have been prepared using the same policies and methods as the annual consolidated financial statements of the Company for the year ended June 30, 2015, unless otherwise noted. Refer to note 3 of the Company's financial statements for the year ended June 30, 2015 for more information on new accounting standards and amendments not yet effective.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

(1)

DHX Media Ltd.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2015

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Amendment to IAS 38

In May 2014, the IASB issued an amendment to IAS 38, stating that there is a rebuttable presumption that amortization methods based on the revenue generated by an activity that includes the use of an intangible asset is inappropriate. The amendment states that the presumption can be overcome when the intangible asset is expressed as a measure of revenue, or when it can be demonstrated that revenue and the consumption of the economic benefits of the intangible asset are highly correlated. This amendment is effective for annual periods beginning on or after January 1, 2016, which will be July 1, 2016 for the Company, and is to be applied prospectively. The Company is currently reviewing the impact of this amendment on its financial statements. Based on its preliminary evaluation, the Company does not believe the amendment will have a material impact in its financial statements; however, the Company has not reached a final determination.

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, "Leases" ("IFRS 16") effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for entities that have also adopted IFRS 15. IFRS 16 provides a comprehensive model for the measurement, presentation and disclosure of leases and supersedes IAS 17, "Leases". The adoption of IFRS 16 will result in substantially all lessee leases being recorded on the balance sheet as an asset with a corresponding liability with both current and long-term portions. The Company is currently reviewing the impact of IFRS 16 on its financial statements.

4	Acquisitions

On December 23, 2014, the Company acquired all of the outstanding shares of Nerd Corps Entertainment Inc. and its subsidiaries (“Nerd Corps”), which brings more than 200 half hours of proprietary children’s and family content, including the comedy adventure series Slugterra, and Nerd Corps’ creative team. The Company finalized the accounting for the purchase price during the period. There was no impact to net income previously reported as a result of finalizing the accounting for the purchase price.

5	Amounts receivable

	December 31, 2015	June 30, 2015
	$	$
Trade receivables	102,753	100,287
Less: provision for impairment of trade receivables	(6,487)	(5,798)
	96,266	94,489
Goods and services tax recoverable (payable), net	1,483	(279)
Federal and provincial film tax credits and other government assistance	97,358	83,866
	195,107	178,076
Long-term receivables	10,645	11,091
Amounts receivable	205,752	189,167

(2)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2015

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

5	Amounts receivable (continued)

The aging of trade receivables not impaired is as follows:

	December 31, 2015	June 30, 2015
	$	$
Less than 60 days	83,728	88,151
Between 60 and 90 days	4,751	1,987
Over 90 days	7,787	4,351
	96,266	94,489

The Company does not have security over these balances. All impaired trade receivables are older than 90 days.

Trade receivables, goods and services taxes recoverable and federal and provincial film tax credits and other government assistance are provided for based on estimated recoverable amounts as determined by using a combination of historical default experience, any changes to credit quality and management estimates. Goods and services taxes recoverable and other government assistance do not contain any significant uncertainty.

Provision for impairment of trade receivables:

	December 31, 2015	June 30, 2015
	$	$
Opening balance	5,798	3,730
Provision for receivables	796	3,136
Receivables written off during the period	(120)	(1,254)
Recoveries of receivables previously provided for	(106)	(43)
Exchange differences	119	229
Closing balance	6,487	5,798

(3)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2015

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

6	Investment in film and television programs

	December 31, 2015	June 30, 2015
	$	$
Development costs	1,179	1,290
Theatrical and non-theatrical productions in progress
Cost, net of government and third party assistance and third party participation	29,239	23,227
Acquired participation rights - theatrical and non-theatrical
Cost	123,361	123,361
Accumulated expense	(46,417)	(36,534)
	76,944	86,827
Non-theatrical productions completed and released
Cost, net of government and third party assistance and third party participation	410,091	344,263
Accumulated expense	(298,202)	(261,347)
Accumulated write-down of investment in film and television programs	(8,704)	(8,204)
	103,185	74,712
Program and film rights - broadcasting
Cost	80,036	46,006
Accumulated expense	(52,905)	(37,836)
	27,131	8,170
	237,678	194,226

All program and film rights - broadcasting, noted above, relate to DHX Television.

The Company expects that 12% of the costs related to theatrical and non-theatrical productions completed and released will be realized during the year ending June 30, 2016. The Company expects that 32% of the costs related to theatrical and non-theatrical productions completed and released will be realized during the period ending June 30, 2018. The Company expects that over 52% of the costs related to productions completed will be realized by June 30, 2020.

During the three and six months ended December 31, 2015 interest of $441 and $1,302 (December 31, 2014 - $228 and $497) has been capitalized to investment in film and television programs.

(4)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2015

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

6	Investment in film and television programs (continued)

The continuity of investment in film and television programs is as follows:

	December 31, 2015	June 30, 2015
	$	$
Net opening investment in film and television programs	194,226	146,631
Productions acquired	—	24,327
Cost of productions (completed and released and productions in progress), net of government assistance and third party participation	67,226	89,493
Increase (decrease) in development costs	(111)	(1,116)
Expense of investment in film and television programs	(46,738)	(77,829)
Expense of program and film rights - broadcasting	(15,069)	(37,836)
Increase of program and film rights - broadcasting	34,030	28,853
Write-down in value of certain investment in film and television programs	(500)	(1,814)
Program and film rights acquired - broadcasting	—	17,153
Exchange differences	4,614	6,364
	237,678	194,226

Consolidated Structured Entity

To facilitate the production of a new television series (the “Production”), the Company has entered into a production financing structure whereby an entity, in which the Company has no direct ownership interest, will complete the Production. The Company, through contractual agreements, has creative control of the Production and must fund any overspend on the Production. Therefore, the Company has the ability to direct the relevant activities of the entity and can use its power to affect the amount of returns it obtains. Consequently, the Company controls this entity and consolidates it. The underlying assets of the entity at December 31, 2015 were investment in film and television programs, cash, amounts receivable and account payable and liabilities are included in the Company’s consolidated results and totalled assets of $10,682 and liabilities of $10,682 (June 30, 2015 - $12,920 and $12,920 respectively).

(5)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2015

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

7	Intangible assets

All broadcast licenses relate to the operations of DHX Television.

	Broadcast licenses	Broadcaster relationships	Customer relationships	Brands	Production and distribution rights (1)	Other	Total
	$	$	$	$	$	$	$
For the six months ended December 31, 2014
Opening book value - June 30, 2014	—	2,871	11,612	18,622	—	885	33,990
DHX Television acquisition	92,050	—	—	5,600	—	—	97,650
Nerd Corps acquisition	—	—	15,800	7,300	—	3,590	26,690
Amortization	—	(414)	(624)	(1,102)	—	(63)	(2,203)
Additions	—	—	—	26	—	—	26
Foreign exchange differences	—	(2)	(95)	(35)	—	—	(132)
Net book value	92,050	2,455	26,693	30,411	—	4,412	156,021
At December 31, 2014
Cost	92,050	7,362	27,620	34,777	—	6,517	168,326
Accumulated amortization	—	(4,919)	(2,671)	(4,875)	—	(2,105)	(14,570)
Foreign exchange differences	—	12	1,744	509	—	—	2,265
Net book value	92,050	2,455	26,693	30,411	—	4,412	156,021
For the six months ended December 31, 2015
Opening book value - June 30, 2015	67,800	2,075	25,990	27,686	—	3,845	127,396
Nerd Corps acquisition (note 4)	—	—	—	—	—	820	820
Amortization	—	(413)	(1,435)	(1,900)	—	(739)	(4,487)
Additions	—	—	—	828	26,790	—	27,618
Foreign exchange differences	—	19	325	260	—	—	604
Net book value	67,800	1,681	24,880	26,874	26,790	3,926	151,951
At December 31, 2015
Cost	67,800	7,362	27,920	34,748	26,790	7,327	171,947
Accumulated amortization	—	(5,737)	(5,537)	(8,888)	—	(3,401)	(23,563)
Foreign exchange differences	—	56	2,497	1,014	—	—	3,567
Net book value	67,800	1,681	24,880	26,874	26,790	3,926	151,951

(1) Production and distribution rights will be amortized on a straight line basis over 10 years.

(6)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2015

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

8	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases

	December 31, 2015	June 30, 2015
	$	$
Bank indebtedness	9,173	—
Interim production financing	83,201	67,743
Long-term debt and obligations under finance leases	328,091	282,818
Interest bearing debt and obligations under finance leases	420,465	350,561
Amount due within 12 months	(110,533)	(80,659)
Amount due beyond 12 months	309,932	269,902

Effective July 31, 2014 and commensurate with the closing of the Company’s acquisition of DHX Television, the Company entered into an amended and restated senior secured credit agreement (the “Amended and Restated Senior Secured Credit Agreement”) with a syndicate of lenders, which amended the existing terms of the Company’s senior secured credit facility. The Amended and Restated Senior Secured Credit Agreement was further amended on October 31, 2014, November 30, 2014 and December 19, 2014 in conjunction with: i) The acquisition of the Echo Bridge assets; ii) The issuance of the Senior Unsecured Notes (note 8 (c)); and iii) The acquisition of Nerd Corps (note 4), respectively. Additional amendments were completed on June 30, 2015, September 30, 2015 and December 31, 2015.

All amounts borrowed pursuant to the Amended and Restated Senior Secured Credit Agreement are guaranteed by the Company and certain of its subsidiaries (the “Guarantors”). A first priority security interest in respect of all of the capital stock of certain of the subsidiaries of DHX Media Ltd. has been provided in favour of the syndicate of lenders, as well as all present and after acquired real and personal property of the Guarantors.

a)	Bank indebtedness

As of December 31, 2015, the Amended and Restated Senior Secured Credit Agreement provides for a revolving facility (the “Amended Revolving Facility”) and a term facility (the “Amended Term Facility”). The Amended Revolving Facility is available to a maximum amount of $30,000, maturing on July 31, 2019. The Amended Revolving Facility may be drawn down by way of either $CDN bankers acceptances, $CDN prime, $USD base rate, $USD, €EUR and/or £GBP LIBOR advances (the “Drawdown Rate”) and bears interest at a floating rate ranging from the Drawdown Rate + 1.25% to the Drawdown Rate + 4.50% of the outstanding Amended Revolving Facility. At December 31, 2015, the amount of Amended Revolving Facility payable in British pounds was £GBP 1,800 (June 30, 2015 - £GBP nil); the remainder of the Amended Revolving Facility is payable in Canadian Dollars.

As at December 31, 2015, the Company had undrawn bank indebtedness of $20,827 available.

(7)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2015

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

8	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

b)	Interim production financing

	December 31, 2015	June 30, 2015
	$	$

Interim production credit facilities with various institutions, bearing interest at bank prime plus 0.65% - 1.20%. Assignment and direction of specific production financing, licensing contracts receivable and film tax credits receivable with a net book value of approximately $106,964 at December 31, 2015 (June 30, 2015 - $78,617).	83,201	67,743

As of December 31, 2015, the Company had $8,415 (June 30, 2015 - $16,604) in undrawn interim production financing pursuant to an agreement entered into on August 5, 2014 with CIBC Commercial Banking to provide a $20,000 demand revolving loan, available by way of an unlimited number of individual loans (the “Segment Loans”) made to finance production expenses related to eligible productions (the “Eligible Productions”). The Segment Loans may be drawn down in either Canadian dollars or US dollars and bear interest of $CDN prime plus 0.75% or $USD base rate plus 0.75%, respectively. Each Segment Loan is secured by the tangible and intangible assets of each Eligible Production, assignment and direction of production financing contracts and tax credits and a subordinated, unsecured guarantee from DHX Media Ltd.

During the six months ended December 31, 2015, the $CDN bank prime rate averaged 2.72% (year ended June 30, 2015 - 2.93%).

Federal and provincial film tax credits receivable (see note 5) are provided as security for the interim production financing. Upon collection of the film tax credits, the related interim production financing is repaid, as required by the financing agreement.

c)	Long-term debt and obligations under capital leases

	December 31, 2015	June 30, 2015
	$	$
Amended Term Facility entered into pursuant to the Amended and Restated Senior Secured Credit Facility Agreement, (note 8 (c)(i)), net of unamortized issuance costs of $2,624 (June 30, 2015 - $2,476)	153,752	109,747
Senior Unsecured Notes net of issuance costs, fair value of the Redemption Option and the unamortized premium of $4,362 (June 30, 2015 - $5,094) (note 8 (c)(ii))	170,638	169,520
Obligations under various finance leases, bearing interest at rates ranging from 4.0% to 9.8%, maturing on dates ranging from January 2016 to February 2019)	3,701	3,551
	328,091	282,818
Less: Current portion	(18,159)	(12,916)
	309,932	269,902

(8)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2015

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

8	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under capital leases (continued)

(i)	Amended Term Facility

The Amended and Restated Senior Secured Credit Agreement entered into on July 31, 2014, commensurate with the closing of the Company’s acquisition of DHX Television, provided for an Amended Term Facility with an initial principal amount of up to $235,000, maturing on July 31, 2019.

Effective November 13, 2014, commensurate with the closing of the Company’s acquisition of the Echo Bridge assets, the Amended Term Facility was amended to include an additional principal amount of US$12,000, maturing on July 31, 2019.

In conjunction with the issuance of the senior unsecured notes ("Senior Unsecured Notes" or "Notes"), the Company made a principal repayment on the Amended Term Facility of $151,760 and, accordingly, recognized a debt extinguishment charge, being a portion of the previously unamortized debt issue costs at the time of the principal repayment.

Effective December 23, 2014, commensurate with the closing of the Company’s acquisition of Nerd Corps, the Amended Term Facility was amended to include an additional principal amount of $20,000, maturing on July 31, 2019.

Effective December 31, 2015, the Amended Term Facility was amended to include additional principal amounts of $20,000 and US$20,000, maturing on July 31, 2019.

The Amended Term Facility is repayable in annual amortization payments (as a percentage of the principal amount of the Amended Term Facility) of 10% annually, payable in equal quarterly installments, which commenced on December 31, 2014, with the remaining balance due on maturity, which is July 31, 2019.

The Amended Term Facility may be drawn down by way of the Drawdown Rate and bears interest at a floating rate ranging from the Drawdown Rate + 1.25% to + 4.50%. All amounts borrowed pursuant to the Senior Amended and Restated Senior Secured Credit Agreement are guaranteed by the Guarantors. A first priority security interest in respect of all of the capital stock of certain of the subsidiaries of DHX Media Ltd. has been provided in favour of the syndicate of lenders, as well as all present and after acquired real and personal property of the Guarantors of the Amended Term Facility outstanding.

As at December 31, 2015, the Amended Term Facility is fully drawn, and the amount payable in US dollars was US$38,773 (June 30, 2015 -US$19,846); the remainder of the Amended Term Facility is payable in Canadian dollars.

The Senior Secured Credit Facilities require that the Company comply with certain financial ratios, including but not limited to:

•	Leverage Ratio, defined as net funded debt (the total of all obligations for borrowed money which bear interest or imputed interest, net of all non-production cash, excluding interim production financing, all capital lease obligations, and any contingent liabilities (“Net Funded Debt”) to consolidated adjusted EBITDA (rolling consolidated adjusted EBITDA, pro-forma last 12 months) less foreign exchange gains or losses on intercompany debt, production-related EBITDA and certain acquisition costs), which must be maintained at less than 3.50.

(9)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2015

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

8	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under finance leases (continued)

•	The Fixed Charge Ratio, defined as consolidated adjusted EBITDA less current income taxes and unfunded capital expenditures to fixed charges (consolidated interest expense and scheduled principal payments on Funded Debt) which must be maintained at greater than 1.5.

As at December 31, 2015, the Company is in compliance with these ratios.

(ii)	Senior Unsecured Notes

On December 2, 2014, the Company completed a private placement of Senior Unsecured Notes due on December 2, 2021, with an aggregate principal amount of $175,000. The Senior Unsecured Notes bear interest of 5.875% per annum, payable semi-annually in arrears on June 2 and December 2 of each year until maturity. The first interest payment was paid on June 2, 2015. The Senior Unsecured Notes are guaranteed by the Company and certain of its subsidiaries and are unsecured obligations.

As at December 31, 2015, the outstanding principal amount due on the Senior Unsecured Notes was $175,000 (June 30, 2015 - $175,000).

Net proceeds of $169,760 from the issuance of the Senior Unsecured Notes were used to repay debt under the Company’s Amended and Restated Senior Secured Credit Agreement, with $18,000 being repaid on the Amended Revolving Facility and $151,760 being repaid on the Amended Term Facility.

The Senior Unsecured Notes contain embedded derivatives (the “Embedded Derivatives”). The Senior Unsecured Notes contain a redemption option (the "Redemption Option") whereby the Company can redeem all or part of the Senior Unsecured Notes. The Senior Unsecured Notes also contain a put option (the “Put Option”) whereby the lender can redeem all or part of the Senior Unsecured Notes upon a change of control of the Company. The Embedded Derivatives are required to be accounted for as separate embedded derivative financial instruments. On initial recognition, the Embedded Derivatives are recorded at their calculated fair values and grouped with the Senior Unsecured Notes. The Embedded Derivatives are adjusted to their fair values at each reporting date and any change in fair value is recorded within finance income/expense in the consolidated statements of income (note 11). On initial recognition, the carrying value of the Senior Unsecured Notes was reduced by the net fair value of the Embedded Derivatives, and is amortized over the term of the Senior Unsecured Notes.

The Notes contain non-financial covenants and customary events of default clauses. As of December 31, 2015, the Company was in compliance with all of its covenants under the Notes.

(iii)	Principal repayments and undrawn borrowing facilities

The aggregate amount of principal repayments required in each of the next five years is as follows:

$
Year ended June 30, 2016	9,417
2017	18,755
2018	18,219
2019	17,411
2020 and beyond	271,275

(10)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2015

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

9	Share capital and contributed surplus

Common shares

The common shares above are inclusive of Common Voting Shares, Variable Voting Shares and Non-Voting Shares. As at December 31, 2015, the Company had 90,826,101 Common Voting Shares, 34,752,970 Variable Voting Shares and nil Non-Voting Shares issued and outstanding (June 30, 2015 - 83,882,439 and 40,099,873 and nil, respectively).

During the three and six months ended December 31, 2015, the Company issued 7,101 and 14,688 common shares, at an average price of $8.48 and $8.76, respectively as part of the Company’s employee share purchase plan (year ended June 30, 2015 - 19,981 at $8.61 per share).

During the six months ended December 31, 2015, 1,563,125 common shares were issued out of treasury at an average price of $1.70 upon exercise of stock options.

During the six months ended December 31, 2015, the Company issued 18,946 shares at an average price of $8.12, as part of the shareholder enrollment in the Company's dividend reinvestment program.

Options

On October 1, 2015, 1,446,500 stock options were issued to employees at $8.40 per share, vesting over four years, expiring on September 30, 2022.

On November 19, 2015, 25,000 stock options were issued to an employee at $8.03 per share, vesting over four years, expiring on November 18, 2022.

On December 18, 2015, 600,000 stock options were issued to an employee at $8.32 per share, vesting over four years, expiring on December 17, 2022.

The weighted average grant date value of stock options and assumptions using the Black-Scholes option pricing model for the six months ended December 31, 2015 are as follows:

Weighted average grant value date	$3.05
Risk free interest rate	0.67%
Expected option life	5 years
Expected volatility	41%
Expected dividend yield	0.72%

Changes in the assumptions can materially affect the fair value of estimates and therefore, the existing models do not necessarily provide a reliable measure of the fair value of stock options.

During the six months ended December 31, 2015, 1,563,125 stock options were exercised at an average price of $1.70 per share for total proceeds of $2,652.

(11)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2015

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

10	Income taxes

Significant components of the Company’s net deferred income tax liability as at December 31, 2015 and June 30, 2015 are as follows:

	December 31, 2015	June 30, 2015
	$	$
Broadcast licenses	(8,984)	(8,984)
Tangible benefit obligation	3,371	3,979
Leasehold inducement	194	169
Foreign tax credits	303	303
Participation payables and finance lease obligations and other liabilities	—	64
Property and equipment	(1,152)	(1,379)
Share issuance costs and deferred financing fees	804	997
Investment in film and television programs	(13,454)	(15,064)
Intangible assets	(9,747)	(11,735)
Non-capital losses and other	8,085	8,621
Net deferred income tax liability	(20,580)	(23,029)

Deferred income tax liabilities have not been recognized for the withholding tax and other taxes that would be payable on unremitted earnings of certain subsidiaries, as such amounts are permanently reinvested. Unremitted earnings totalled $23,773 at December 31, 2015 (June 30, 2015 - $12,944).

The reconciliation of income taxes computed at the statutory tax rates to income tax expense (recovery) is as follows:

	Three months ended		Six months ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
	$	$	$	$

Income tax expense based on combined federal and provincial tax rates of 31% (December 31, 2014 - 31%)	4,632	2,348	7,389	(793)
Income taxes increased (reduced) by:
Share-based compensation	563	342	901	530
Non-deductible acquisition costs	—	99	—	651
Tax rate differential	(1,189)	(710)	(2,354)	(485)
Other	(734)	(44)	(1,297)	(266)
Provision for (recovery of) income taxes	3,272	2,035	4,639	(363)

The Company operates in multiple jurisdictions with differing tax rates. The Company’s effective tax rates are dependent on the jurisdiction to which income relates.

(12)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2015

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

11	Finance income and finance expense

Finance income and finance expense are comprised of the following:

	Three months ended		Six months ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
	$	$	$	$
Finance income
Interest income	76	73	160	174
Net foreign exchange gain	2,546	478	6,648	2,294
	2,622	551	6,808	2,468
Finance expense
Interest expense on bank indebtedness	204	415	293	888
Accretion of tangible benefit obligation	232	218	460	361
Interest on long-term debt and obligations under finance leases	4,215	3,361	8,514	6,376
Movement in fair value of the Embedded Derivatives on the Senior Unsecured Notes (note 8)	(750)	(275)	750	(275)
Debt extinguishment charge	—	3,912	—	3,912
Amortization of debt premium on Senior Unsecured Notes (note 8)	7	(23)	14	(23)
	3,908	7,608	10,031	11,239

(13)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2015

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

12	Expenses by nature and employee benefit expense

The following sets out the expenses by nature:

	Three months ended		Six months ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
	$	$
Investment in film and television programs
Direct production and new media costs	9,014	6,128	13,412	9,566
Expense of film and television programs	20,320	9,264	35,191	16,646
Expense of film and broadcast rights for broadcasting	6,089	10,946	15,069	17,209
Expense of acquired library	6,210	3,657	9,412	6,025
Write-down of investment in film and television programs	500	15	500	15
Development expenses and other	1,316	1,665	2,455	1,905
Office and administrative	4,240	4,605	10,784	9,495
Tangible benefit obligation expense	—	—	—	14,215
Finance expense, net	1,286	7,057	3,223	8,771
Investor relations and marketing	493	136	717	372
Professional and regulatory	518	2,360	1,745	6,282
Amortization of property and equipment and intangible assets	3,457	2,130	6,673	3,801
	53,443	47,963	99,181	94,302
The following sets out the components of employee benefits expense:
Salaries and employee benefits	11,277	7,614	19,467	13,831
Share-based compensation	1,817	1,105	2,908	1,711
	13,094	8,719	22,375	15,542
	66,537	56,682	121,556	109,844

13	Financial instruments

Financial instruments recorded at fair value on the consolidated balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The value hierarchy has the following levels:

Level 1 -	valuation based on quoted prices observed in active markets for identical assets and liabilities.

Level 2 -	valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 -	valuation techniques with significant unobservable market inputs.

A financial instrument is classified to the lowest of the hierarchy for which a significant input has been considered in measuring fair value.

(14)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2015

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

13	Financial instruments (continued)

Fair value estimates are made at a specific point in time based on relevant market information. These are estimates and involve uncertainties and matters of significant judgment and cannot be determined with precision. Change in assumptions and estimates could significantly affect fair values.

Financial assets and liabilities measured at fair value

	As at
	December 31, 2015		June 30, 2015
	Fair value hierarchy	Fair value asset (liability)(1)	Fair value hierarchy	Fair value asset (liability)(1)

Embedded Derivatives (2)	Level 2	(268)	Level 2	482

(1)	The Company values its derivatives using valuations that are calibrated to the initial trade prices. Subsequent valuations are based on observable inputs to the valuation model.
(2)	The fair values of the Embedded Derivatives are determined using valuation models.

Financial assets and liabilities not measured at fair value

The carrying amounts reported on the financial statements for cash, restricted cash, trade receivables and accounts payable and accrued liabilities all approximate their fair values due to their immediate or short-term nature. Bank indebtedness was renegotiated during the previous year to reflect current interest rates; therefore, management believes the carrying amounts also approximate their fair values.

The following table summarizes the fair value and carrying value of other financial assets and liabilities that are not recognized at fair value on a recurring basis on the consolidated balance sheets:

	As at
	December 31, 2015			June 30, 2015
	Fair value hierarchy	Fair value asset (liability)	Carrying value	Fair value hierarchy	Fair value asset (liability)	Carrying value

Amended Term Facility (1)	Level 2	(153,752)	(153,752)	Level 2	(109,746)	(109,746)
Senior Secured Notes (2)	Level 1	(169,888)	(170,638)	Level 2	(173,250)	(170,161)
Obligations under finance leases (3)	Level 2	(3,701)	(3,701)	Level 2	(3,551)	(3,551)
Interim production financing (4)	Level 2	(83,201)	(83,201)	Level 2	(67,743)	(67,743)
Other liabilities (5)	Level 3	(16,810)	(16,810)	Level 3	(12,542)	(12,542)

(1)	The interest rates on the Amended Term Facility resets every 90 days; therefore, the fair value, using a market approach approximates the carrying value.

(2)	Management estimates the fair value using a market approach, based on publicly disclosed trades between arm's length parties.

(3)	Management estimates the fair value using a discounted cash flow analysis, based on discount rates that reflect current conditions.

(4)	Variable interest rates were renegotiated during the previous year, therefore management believes the fair value approximates the carrying value.

(5)	The fair value of other liabilities, which includes the tangible benefit obligation and the long term portion of certain other contractual liabilities, was estimated based on discounting the expected future cash flows at 6%. The key unobservable assumptions in calculating the fair value are the timing of the payments over the next six years related to the tangible benefit obligation included in other liabilities, and the discount rate used for discounting the other liabilities.

(15)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2015

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

14	Commitments and contingencies

Commitments

The Company has entered into various operating leases for operating premises and equipment. The future aggregate minimum payments are as follows:

$
Year ended June 30, 2016	3,366
2017	7,008
2018	6,341
2019	5,196
Beyond 2019	25,863

The Company has entered into various contracts to buy broadcast rights with future commitments totalling $10,435.

Contingencies

The Company is, from time-to-time, involved in various claims, legal proceedings and complaints arising in the normal course of business and as such, provisions have been recorded where appropriate. Management does not believe that the final determination of these claims will have a material adverse effect on the financial position or results of operations of the Company. The maximum exposure at December 31, 2015, related to the above matters is estimated at $400.

15	Capital disclosures

The Company’s objectives when managing capital are to provide an adequate return to shareholders, safeguard its assets, maintain a competitive cost structure and continue as a going concern in order to pursue the development, production, distribution and licensing of its film and television properties and to sustain the operations of DHX Television. During the six months ended December 31, 2015, the Company declared dividends totalling $3,744 (December 31, 2014 - $3,122). The balance of the Company’s cash is being used to maximize ongoing development and growth effort.

The Company’s capital is summarized in the table below:

	December 31, 2015	June 30, 2015
	$	$
Total bank indebtedness, long-term debt and obligations under capital leases	337,264	282,818
Less: Cash	(60,561)	(42,907)
Net debt	276,703	239,911
Total Shareholders’ Equity	277,224	261,954
	553,927	501,865

To facilitate the management of its capital structure, the Company prepares annual expenditure operating budgets that are updated as necessary depending on various factors including industry conditions and operating cash flow. The annual and updated budgets are reviewed by the Board of Directors.

(16)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2015

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

16	Earnings per common share

a)	Basic

Basic earnings per share is calculated by dividing the net income (loss) by the weighted average number of common shares in issue during the period.

	Three months ended		Six months ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
	$	$	$	$
Net income (loss)	11,671	5,539	19,195	(2,194)
Weighted average number of common shares	124,734,327	120,414,194	124,360,854	120,153,939
Basic earnings (loss) per share	0.09	0.05	0.15	(0.02)

b)	Diluted

Diluted earnings per common share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potentially dilutive instruments which are convertible into common shares. The Company has two categories of potentially dilutive instruments which are convertible into common shares: stock options and warrants. For both the stock options and the warrants, a calculation is completed to determine the number of common shares that could have been acquired at fair value (determined as the average market price of the Company’s outstanding common shares for the period), based on the monetary value of the subscription rights attached to the stock options and warrants. The number of shares calculated above is compared with the number of shares that would have been issued assuming exercises of the warrants and stock options.

For the three and six months ended December 31, 2015 the weighted average number of potentially dilutive instruments, comprised of shares issuable in respect of warrants and stock options, was 1,773,779 and 2,083,634 respectively (December 31, 2014 3,187,786 and nil).

For the six months ended December 31, 2014, the diluted weighted average number of common shares outstanding is the same and the basic weighted number of shares outstanding, as the Company had a net loss for the period and the exercise of any potentially dilutive instruments would be anti-dilutive.

	Three months ended		Six months ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
	$	$	$	$
Net income (loss)	11,671	5,539	19,195	(2,194)
Weighted average number of common shares	126,508,106	123,601,980	126,444,488	120,153,929
Diluted earnings (loss) per share	0.09	0.04	0.15	(0.02)

(17)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2015

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

17	Net change in non-cash balances related to operations

	December 31, 2015	December 31, 2014
	$	$
Increase in amounts receivable	(23,054)	(12,438)
Decrease (increase) in prepaid expenses and deposits	8,102	(1,173)
Decrease in long-term amounts receivable	445	392
Increase in accounts payable and accrued liabilities	14,170	15,014
Increase (decrease) in deferred revenue	(12,578)	2,422
Tangible benefit obligation payments	(2,754)	—
	(15,669)	4,217

During the period, the Company paid and received the following:
	$	$
Interest paid	11,422	7,264
Interest received	160	174
Taxes paid	4,474	772

Net investment in film and television programs

	December 31, 2015	December 31, 2014
	$	$
Expense of film and television programs	36,855	16,631
Expense of film and broadcast rights for broadcasting	15,069	17,209
Expense of acquired library	9,883	6,025
Decrease (increase) in development	111	(45)
Increase in theatrical productions in progress	(6,012)	(1,467)
Increase in non-theatrical productions completed and released	(61,213)	(37,395)
Increase in program and film rights - broadcasting	(34,030)	(12,671)
	(39,337)	(11,713)

(18)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2015

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

18	Revenues and segmented information

The Company operates production entities and offices throughout Canada, the United States and Europe. In measuring performance, the Company does not distinguish or group its production, distribution and merchandising operations ("Core Business") on a geographic basis. The Company has determined that it has three reportable segments being the Core Business, CPLG, which manages copyrights, licensing and brands for third parties and DHX Television.

	Three months ended December 31, 2015
	CPLG	DHX Television	Core Business	Consolidated
	$	$	$	$
Revenues	7,581	18,780	55,119	81,480
Direct production cost and expenses, general and administrative expenses	4,319	9,733	45,926	59,978
Segment profit	3,262	9,047	9,193	21,502
Amortization				3,457
Finance expense, net				1,286
Other expense, net				1,816
Income before income taxes				14,943

	Three months ended December 31, 2014
	CPLG	DHX Television	Core Business	Consolidated
	$	$	$	$
Revenues	3,152	21,910	39,194	64,256
Direct production cost and expenses, general and administrative expenses	2,906	14,290	27,542	44,738
Segment profit	246	7,620	11,652	19,518
Amortization				2,130
Finance expense, net				7,057
Acquisition costs				1,077
Other expense, net				1,680
Income before income taxes				7,574

(19)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2015

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

18	Revenues and segmented information (continued)

	Six months ended December 31, 2015
	CPLG	DHX Television	Core Business	Consolidated
	$	$	$	$
Revenues	14,288	37,600	93,502	145,390
Direct production cost and expenses, general and administrative expenses	7,750	22,335	78,620	108,705
Segment profit	6,538	15,265	14,882	36,685
Amortization				6,673
Finance expense, net				3,223
Other expense, net				2,955
Income before income taxes				23,834

	As at December 31, 2015
Non-current assets
Long-term amounts receivable	—	—	10,645	10,645
Deferred financing fees	—	—	616	616
Property and equipment	390	1,089	16,654	18,133
Intangible assets	10,486	73,087	68,378	151,951
Goodwill	—	29,864	184,137	214,001
	10,876	104,040	280,430	395,346

	As at December 31, 2015
Current liabilities
Bank indebtedness	—	—	9,173	9,173
Accounts payable and accrued liabilities	13,610	22,006	93,544	129,160
Deferred revenue	1,688	—	35,069	36,757
Interim production financing	—	—	83,201	83,201
Current portion of long-term debt and obligations under finance leases	—	—	18,159	18,159
	15,298	22,006	239,146	276,450

(20)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2015

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

18	Revenues and segmented information (continued)

	Six months ended December 31, 2014
	CPLG	DHX Television	Core Business	Consolidated
	$	$	$	$
Revenues	6,028	35,898	65,361	107,287
Direct production cost and expenses, general and administrative expenses	5,665	23,378	47,099	76,142
Segment profit	363	12,520	18,262	31,145
Amortization				3,801
Finance expense, net				8,771
Acquisition costs				4,995
Other expense, net				16,135
Income before income taxes				(2,557)

	As at June 30, 2015
Non-current assets
Long-term amounts receivable	—	—	11,091	11,091
Deferred financing fees	—	—	706	706
Property and equipment	549	918	16,350	17,817
Intangible assets	10,743	73,087	43,566	127,396
Goodwill	—	29,864	184,077	213,941
	11,292	103,869	255,790	370,951

	As at June 30, 2015
Current liabilities
Accounts payable and accrued liabilities	12,458	18,806	77,879	109,143
Deferred revenue	2,690	—	46,633	49,323
Interim production financing	—	—	67,743	67,743
Current portion of long-term debt and obligations under finance leases	—	—	12,916	12,916
	15,148	18,806	205,171	239,125

(21)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2015

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

18	Revenues and segmented information (continued)

The following table presents further components of revenue derived from the following areas:

	Three months ended		Six months ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
	$	$	$	$
Core Business
Production revenue	20,712	12,360	24,813	17,920
Distribution revenue	18,577	12,790	32,608	22,750
Producer and service fee revenue	11,487	6,624	25,791	13,263
Merchandising and licensing and other revenue	4,342	7,420	10,289	11,428
	55,118	39,194	93,501	65,361
DHX Television Ad revenue
Subscriber revenue	15,495	18,212	32,273	30,332
Promotion and advertising revenue	3,286	3,698	5,328	5,566
	18,781	21,910	37,601	35,898
CPLG
Third party brand representation revenue	7,581	3,152	14,288	6,028
	81,480	64,256	145,390	107,287

Of the Company’s $81,480 and $145,390 in revenues for the three and six months ended December 31, 2015, (December 31, 2014 - $64,256 and 107,287), $46,349 and $90,993 was attributable to the Company’s entities based in Canada (December 31, 2014 - $47,890 and $86,553), $1,671 and $3,954 (December 31, 2014 - $4,371 and $5,911) was attributable to the Company’s entities based in the USA and $33,460 and $50,443 (December 31, 2014 - $11,995 and $14,823) was attributable to the Companies entities based outside of Canada and the USA.

As at December 31, 2015, the following non-current assets were attributable to the Company’s entities based in the USA: $153 of property and equipment, $243 of intangible assets, and $961 of goodwill (June 30, 2015 - $180, $266, $867, respectively). As at December 31, 2015, the following non-current assets were attributable to the Company’s entities based outside of Canada and the USA: $390 of property and equipment, $14,657 of intangible assets and $4,564 of goodwill (June 30, 2015 - $549, $14,364, and $4,615 respectively). All other non-current assets were attributable to the Company’s entities based in Canada.

19	Subsequent events

Subsequent to December 31, 2015, the Company repurchased and cancelled 659,000 Common Voting Shares for gross costs of $5,041 pursuant to a normal course issuer bid.

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